Exhibit 4.44

GOODWILL

PLEDGE AGREEMENT

Between

Biophytis S.A.

as Pledgor

and

Kreos Capital VI (UK) Ltd.

as Beneficiary

19 November 2021

Table of contents

1.	Definitions and interpretation	4
2.	Pledge	5
3.	Designation of the pledged goodwill	6
4.	Declarations, commitments and warranties of the Pledgor	7
5.	Execution	9
6.	The allocation of income	9
7.	Miscellaneous provisions	9
8.	Powers	10
9.	Mandate	10
10.	Successors and beneficiaries	10
11.	Charges	11
12.	Declaration - Registration	11
13.	Term and release	11
14.	Notices	12
15.	The election of domicile	12
16.	Copies – Language	12
17.	Applicable law and jurisdiction	12
Appendix 1		14
Appendix 2		15
Appendix 3		16

Goodwill pledge agreement

This pledge agreement (hereinafter referred to as the "Agreement") is concluded on 19 November 2021, between the undersigned:

1.

Biophytis S.A., a public limited company with capital of 25.814.647 EUR, whose registered office is located at 14, avenue de l’Opéra – 75001 Paris, France, identified under the unique number 492 002 225 of the RCS [Trade and Companies Register] of Paris, whose securities are listed on the organised multilateral trading facility Euronext Growth under ISIN number FR0012816825, represented by Mr Stanislas Veillet as Chief Executive Officer;

(Hereinafter referred to as the "Pledgor")

ON THE ONE HAND

AND

2.

Kreos Capital VI (UK) Limited, private limited company under English law, whose registered office is located at 5th Floor, 25-28 Old Burlington Street, London W1S 3AN, United Kingdom, registered with the Company Register of England and Wales under number 11535385, .acting both in its own name and on its own behalf and on behalf of the Affiliate (as such term is defined below) as security agent pursuant to the provisions of Article 2488-6 of the French civil code, represented by Mr Maurizio Petitbon, in his capacity as Director, duly authorised for the purposes hereof;

(Hereinafter referred to as the "Beneficiary")

ON THE OTHER HAND

The Pledgor and the Beneficiary are hereinafter individually referred to as a “Party” and collectively as the “Parties”.

IN THE PRESENCE OF:

3.

Kreos Capital V (UK) Limited, private limited company under English law, whose registered office is located at 5th Floor, 25-28 Old Burlington Street, London W1S 3AN, United Kingdom, registered with the Company Register of England and Wales under number 09728300, represented by Mr Maurizio Petitbon, in his capacity as Director, duly authorised for the purposes hereof;, intervening in this Agreement for the purposes of the article 2.3 ;

(Hereinafter referred to as "Kreos Capital V")

Recital

(A)

The Pledgor is a public limited company under French law founded in 2006 in order to develop new classes of drugs for degenerative diseases associated with ageing, and in particular with sarcopenia (the loss of muscle functionality) and macular degeneration related to ageing.

(B)

Kreos Capital V subscribed in full to a bond issued by the Pledgor in a maximum principal amount of ten million euros (EUR 10,000. 000) pursuant to an issue agreement concluded on 10 September 2018 between the Pledgor, as issuer (Issuer), and the Beneficiary, as subscriber (Subscriber), entitled Bonds Issue agreement (hereinafter referred to as the "2018 Issue Agreement"), itself entered into pursuant to a framework agreement entitled Venture Loan Agreement concluded on 10 September 2018 between the Parties (hereinafter referred to as the "2018 Framework Agreement"), all payment and repayment obligations, either present or future, in principal, interests, late interest, fees, commissions, accessories or any other sum whatsoever (including in respect of default, cancellation, the termination or resolution of any security document (Security Document, as such term is defined in the 2018 Issue Agreement), owed by the Pledgor to Kreos Capital V under such agreements and security documents concluded into pursuant thereto being hereinafter referred to as the "2018 Secured Obligations".

(C)	In security for the payment of the 2018 Secured Obligations, the Parties concluded the 2018 Goodwill Pledge Agreement.
(D)

The Beneficiary and the company Kreos Capital VI (Expert Fund) L.P, company (limited partnership) under Jersey law, whose registered office is located at 47 Esplanade, St Helier, JE1 0BD, Jersey, registered with the JFSC Companies Registry under number 2770 (hereinqfter referred to as the’ "Affiliate"), agreed to subscribe to two bond issuances issued simultaneously by the Pledgor of an maximum cumulative amount in principal of ten million euros (10.000.000 €) pursuant to, on the one hand, a simple bonds issue agreement for a maximum amount of seven million seven hundred and fifty thousand euros (7.750.000 €) concluded on 19 November 2021 between the Pledgor, as issuer, and the Beneficiary, as subscriber entitled Bonds Issue agreement and, on the other hand, a convertible bonds issue agreement for a maximum amount of two million two hundred and fifty thousand euros (2.250.000 €) concluded on 19 November 2021 between the Pledgor, as issuer, and the Affiliate, as subscriber, entitled Convertible Bonds Issue agreement (hereinafter collectively referred to as the "Issue Agreement""), themselves concluded into pursuant to a framework agreement entitled Subscription Agreement concluded on 19 November 2021 between the Pledgor, the Beneficiary and the Affiliate (hereinafter referred to as the "Framework Agreement").

(E)

In accordance with the provisions of the Issue Agreement and the Framework Agreement, as collateral for the proper performance of the Secured Obligations (as defined below), the Pledgor constituted a pledge over the Goodwill (as defined in Article 2.1 below), in accordance with the terms and conditions of this Agreement.

Agreements

1.	Definitions and interpretation
1.1	The terms and expressions used in this Agreement shall have, unless the context does not permit it, the following meanings:
2018 Goodwill Pledge Agreement	means the goodwill pledge agreement concluded betwen the Pledgor and Kreos Capital V on 10 September 2018 ;

2018 Secured Obligations	has the meaning given to it in paragraph B of the preamble hereto;
Agreement	means this agreement and its Appendices, in their initial version and any version subsequently amended, if applicable;
Event of Default	refers to any of the events mentioned in Article 9 (Events of Default) of the Issue Agreement;
Event of Implementation

means (i) the occurrence of a failure to pay by the Pledgor under the Issue Agreement, under the conditions of paragraph 9.1 of the Issue Agreement or (ii) the sending of a notification of immediate repayment obligations to the Pledgor in the terms of paragraph 9.14 of the Issue Agreement;

Issue Documents

means the Issue Agreement, the Framework Agreement, the terms and conditions of the share subscription warrants (Terms and Conditions of the Warrants), all securities documents (Security Documents), and any other document referred to as such in writing by the Parties;

Maturity Date	refers to the date of full payment by the Pledgor of all of the Secured Obligations;
Pledge	refers to the pledge of the Pledged Goodwill, as defined in Article 2 below;
Secured Oligations

refers to the payment and repayment obligations, either present or future, in principal, interests, late interest, fees, commissions, accessories or any other sum whatsoever (including in respect of default, cancellation, the termination or resolution of any Security Document (Security Document), borne by the Debtor as regards the Beneficiary under the Issue Documents, ranking pari passu with the 2018 Secured Obligations as to right to payment and without any preference between them, for a maximum total amount in principal of ten million euros (10.000.000 EUR) ;

Warranty Period	refers to the period beginning on the date of this Agreement and ending on the Maturity Date (inclusive).

1.2	In this Agreement, except as expressly defined otherwise, capitalised terms not otherwise defined in this Agreement shall have the meaning specified in the Issue Agreement and the Framework Agreement.
2.	Pledge
2.1

In guarantee of the payment and fulfilment of all of the Secured Obligations, and in accordance with the provisions of Articles L. 142-1 et seq. of the French commercial code and Articles 2355 et seq. of the French civil code (hereinafter, the “Law”), the Pledgor hereby constitutes in favour of the Beneficiary a pledge on its goodwill as designated in Article 3 (hereinafter, the “Pledged Goodwill”) of which it is the owner.

2.2	The pledge constituted by this Agreement (hereinafter, the “Pledge”) remains in effect until the expiry of the Warranty Period.
2.3

Kreos Capital V, in its capacity as (i) the sole holder of the bonds issued by the Pledgor under the 2018 Secured Obligations and (ii) the beneficiary of a pledge of pledged goodwill under the 2018 Goodwill Pledge Agreement, expressly authorizes, insofar as necessary, the conclusion of this Pledge by the Parties and its execution by the Beneficiary.

3.	Designation of the pledged goodwill
3.1

The Pledge relates to all the tangible and intangible assets forming part of the Pledged Goodwill of the Pledgor limited to the countries of the European Union and the United States of America, with the exception of the intellectual property rights which are the subject of a pledge by a separate agreement concluded concomitantly with the present Agreement for the benefit of the Beneficiary in accordance with Article 2355 of the French civil code and Articles L. 521-1 et seq. of the French commercial code, and articles L. 132-34 and R. 132-8, L. 613-8, L. 714-1 and R. 132-8 of the French intellectual property code.

3.2

In accordance with Article L. 142-2 paragraph 4 of the French commercial code, it is stipulated that the Pledged Goodwill is operated at the following premises: 14, avenue de l’Opéra - 75001 Paris, France (hereinafter “the Main Establishment”), it being specified that the Pledged Goodwill is more specifically operated on the premises of the Sorbonne University at building A4.4 place Jussieu, 75005 Paris.

3.3	The Pledged Goodwill includes the following assets and rights in the European Union and the United States of America:
(i)	the sign, the commercial name, the clientele and the goodwill ;
(ii)

the commercial furniture,, the equipment and the tool which, are, now or in the future, part of the Pledged Goodwill and which are used in the context of its operation and any subsequent extensions, increases, substitutions or changes to any of the items listed in Appendix 1;

(iii)	the tenancy laws les droits au bail on the actually or futur premises in which the Pledged Goodwill is operated, as set out in the lease agreement attached as 'Annexe 2, and
(iv)

subject to law and this Agreement, once they have been obtained, each of the marketing authorizations in the jurisdictions covered by the patents entered into the scope of the Pledge, as well as, to the extent strictly necessary for the commercialization in such jurisdictions of the products covered by the patents entered into the scope of the Pledge, the know-how (including any information or material, whether or not patented and whether or not patentable, including, but not limited to, any documents required by the regulations of such jurisdictions, administrative records related to manufacturing up to the batch release phase, inventions, data, formulas, methodology, specifications, manufacturing procedures, experiments and tests, all information (including regulatory, administrative, medical, technical and commercial information), including any document required by the regulations of such jurisdictions allowing the use of the products covered by the said marketing authorizations, provided, however, that:

a)

in the event that the Pledgor shall obtain a marketing authorization (conditional or others authorizations) from the EMA (Europen Medicines Agencey) for the product Sarconeos (BIO101) for the COVID-19 indication, the said authorization shall not be entered into the scope of the Pledge, and

b)

similarly, in the event that the Pledgor shall obtain a marketing authorization (emergency use authorization or others authorizations) from the FDA (U.S. Food and Drug Administration) for the product Sarconeos (BIO101) for the COVID-19 indication, the said authorization shall not be entered into the scope of the Pledge.

(v)

The rights of the Beneficiary extend to all insurance compensation and other compensation that would be due in respect of a requisition or a dispossession and all other damages or payments may be substituted for any part of the constituent elements of the Pledged Goodwill.

As an additional security, the Pledgor undertakes to inform the Beneficiary in order to allow it to carry out, at the expense of the Pledgor and provided that these fees are reasonable, all the formalities that may be reasonably necessary or useful to make the pledge from these indemnities and revenue enforceable against third parties.

(vi)

In accordance with Article L.121-13 of the French insurance code, the Beneficiary may, upon notification by the latter to the Pledgor of an Event of Implementation, notify this Pledge to the insurance companies mandated to insure the Pledged Goodwill, at the expense of the Pledgor, provided that these fees are reasonable.

3.4

Furthermore, the Beneficiary shall have a right of access without restrictions, to any medical literature relative to products, communications, clinical and preclinical results, test procedures, medical information, data security and pharmacovigilance, documentation concerning the manufacture, batch records, stability data that may be necessary in connection with the exploitation of the patents falling within the scope of the Pledge.

4.	Declarations, commitments and warranties of the Pledgor
4.1	Without prejudice to the declarations and warranties subscribed under the terms of the Framework Agreement, the Pledgor shall declare and warrant to the Beneficiary on the date of this Agreement that:
(a)

no authorisation, approval, consent, licence, notification or other request of a public entity or corporate bodies of the Pledgor is required for the validity, performance or enforceability of this Agreement, with the exception of any authorisation which has been duly obtained beforehand and whose justification has been provided to the Beneficiary,

(b)	the present Agreement and the commitments contained therein :
(i)	constitute valid obligations, binding the Pledgor in accordance with their terms, enforceable against the Pledgor, and
(ii)

create a second rank pledge on the Pledge Goodwill, provided that the Pledge shall become a first rank pledge on the Pledged Goodwill upon the occurrence of the term of the first rank pledge constituted under the 2018 Goodwill Pledge Agreement.

(c)

Insofar as that could have a material adverse effect (Material Adverse Effect as defined in this Issue Agreement) as to the ability of the Debtor to perform its obligations under this Agreement, no failure to meet its obligations has occurred under any contract or agreement to which the Debtor is a party;

(d)

there is, to the knowledge of the Debtor, no ongoing action, suit or jurisdictional proceeding or before any administrative authority whatsoever that may have a material adverse effect (Material Adverse Effect, as defined in this Issue Agreement) on the validity of the obligations, as stipulated in the Agreement or the ability of the Debtor to perform such obligations;

(e)

the Pledged Goodwill is free of any guarantees or other sureties of any nature whatsoever, and none of the assets that are part of the Goodwill is encumbered, at the date of this Agreement, by a security, lien or other right of any nature whatsoever, in favour of a third party, with the exception of the first rank pledge constituted under the 2018 Goodwill Pledge Agreement. A statement of pledges and liens on the Pledged Goodwill as of the date of 18 November 2021 can be found in Appendix 3 to this Agreement.

4.2	The Pledgor undertakes, for the entire Warranty Period, to:
(a)	comply strictly with the provisions of Article 8 (Undertakings) of the Issue Agreement as well as article 5 (Commitments) of the Framework Agreement;

(b)	communicate to the Beneficiary any significant information relating to the Pledged Goodwill and in particular any dispute relating thereto;
(c)

not to sell, transfer or otherwise dispose of the Pledged Goodwill or any of its rights under the Pledged Goodwill without the prior written consent of the Beneficiary; except in the event of enforcement of the first rank pledge constituted under the 2018 Goodwill Pledge Agreement ;

(d)

not to grant any security whatsoever on the Pledged Goodwill or any of its rights under the Pledged Goodwill without the prior written consent of the Beneficiary (except in the event of renewal of the first rank pledge constituted under the 2018 Goodwill Pledge Agreement) or any other related right, it being specified, however, that the Pledgor is expressly authorised to grant any licence on one of the components of the Pledged Goodwill, provided that they do not contain provisions that could prevent the implementation of the Pledge, as well as continue the performance of licences granted prior to the conclusion of this Agreement;

(e)

not to grant or allow the continuation of any surety on all or part of the Pledged Goodwill or of any right of the Pledged Goodwill in favour of a third party without having expressly given the prior approval of the Beneficiary; with the exception of the first rank pledge constituted under the 2018 Goodwill Pledge Agreement;

(f)

to sign any instrument or document and to carry out all other measures and formalities reasonably required by the Beneficiary to render enforceable and ensure the effectiveness of the Pledge or take the forced execution of the Pledge in accordance with this Agreement;

(g)	to make its best efforts to preserve the current value of the Pledged Goodwill by continuing, to the extent possible:
(i)	to pursue any commercially profitable activity;
(ii)	to maintain the Pledged Goodwill well-stocked and maintain the equipment and tools, and
(iii)	to take any necessary measures to obtain, protect, control, maintain, update and keep its marketing authorisations using patents falling within the scope of the Pledge;
(h)

to establish a pledge that is compliant, essentially, under the terms of this Agreement, in favour of the Beneficiary to ensure the Secured Obligations, on the activity of any branch of the Pledged Goodwill that the Pledgor may operate after the date of this Agreement

(i)

in the Event of a change in the location of the Goodwill by the Pledgor, anywhere and under any circumstances, the Pledgor undertakes to carry out, at its own expense, all formalities that the Beneficiary may reasonably require and which are necessary to enforce or protect all rights, powers, capacities and faculties of which the Beneficiary benefits under this Agreement. The Pledgor specifically undertakes to inform the Beneficiary, at least fifteen (15) days in advance, of its intention to move the Pledged Goodwill and the new location to where it intends to move it, in accordance with Article L, 143-1 of the French commercial code;

(j)	not to grant a leasing-management on the Pledged Goodwill until the end of the Warranty Period.
4.3

The Debtor agrees to apply the commitments undertaken under Article 5 (Commitments} of the Framework Agreement, and undertakes to apply them, mutatis mutandis and to the extent possible, to the Pledged Goodwill.

4.4	The Pledgor agrees to refrain, in order to release its commitment, from invoking any change in the legal form of the Beneficiary even if it entails the creation of a new legal personality.

4.5	The Pledgor will not be released due to:
(i)	modifications (occurring one or more time but provided they do not lead to novation);
(ii)	the addition or removal of new securities, new creditors or new debtors;
(iii)	the extension of maturity dates;

Or any other event affecting in any manner whatsoever the stipulations of the Issue Agreement and the Framework Agreement,

5.	Execution
5.1

In the event of the occurrence of an Event of Implementation and failing the processing of an Event of Implementation under the conditions stipulated in the Issue Agreement, the Beneficiary may, at any time, exercise all rights, acts and privileges granted to the Beneficiary by the Law on the Pledged Goodwill.

5.2

The Pledgor hereby undertakes to make its best efforts to provide to the Beneficiary with all the necessary assistance to execute this Pledge, to sign and make enforceable any deed or document and to undertake any formality necessary for this purpose, and indemnify the Beneficiary for any losses, expenses and charges of this Agreement or the said execution, in accordance with Article 12 below. The Pledgor undertakes in particular to carry out, if applicable, all necessary formalities with the Agence Nationale de Sécurité du Médicament [French National Agency for Medicines Safety] and with any regulatory authority concerned in order to facilitate the transfer of the marketing authorisations obtained.

6.	The allocation of income

Any amounts collected from the Pledgor by the Beneficiary under this Agreement are allocated by the Beneficiary to the payment of the Secured Obligations, in accordance with the terms of the Issue Agreement, pari passu with the payment of the secured obligations under the 2018 Goodwill Pledge Agreement. Any amount which may be received from the Beneficiary under the terms of this Agreement, beyond the Secured Obligations, shall be reimbursed without delay by the Beneficiary to the Pledgor, subject to any contrary provisions set out in this Agreement.

7.	Miscellaneous provisions
7.1

The Beneficiary is liable for any loss due to the exercise or any failure or omission to exercise its rights under this Agreement. The Pledgor is solely responsible for its own contracts, commitments, acts, omissions, defaults and losses and liabilities incurred by it and the Beneficiary does not assume any liability in this regard (with respect to the Pledgor or any other person) for any reason whatsoever.

7.2

No failure to exercise or delay in exercising, by the Beneficiary, any right or remedy under this Agreement shall be construed as constituting a waiver to said right or remedy. No single or partial exercise of any right or remedy prevents any other exercise thereof or the exercise of any other right or remedy in the future. The Beneficiary does not assume any responsibility towards the Pledgor or its legal successors, individually or generally, due to the delay in exercising or failure to exercise of rights and prerogatives granted to the Beneficiary under this Agreement,

The rights and remedies provided for in this Agreement are cumulative and exclusive of any right or remedy provided by law and may only be waived in writing and in an express manner.

7.3

The Pledge is in addition to any security or any bond held, if applicable, by the Beneficiary under the terms of the Secured Obligations or any of them and is under no circumstances affected by any other security mentioned above and exists without prejudice to it.

7.4

In the event that one or more of the provisions of this Agreement will be deemed to be illegal, invalid or unenforceable, this Agreement shall be construed as if it does not contain such provision and the nullity of said provision shall not affect the validity or the execution of any other provision of this Agreement, which shall remain fully applicable.

7.5

The parties to the Agreement acknowledge that the sole purpose of this Agreement is to create this Pledge in favour of the Beneficiary and is not intended to change (i) the rights and obligations set out in the Issue Agreement and/or (ii) the rights and obligations of the Pledgor and of Kreos Capital V provided in the 2018 Issue Agreement or the 2018 Goodwill Pledge Agreement.

8.	Powers

The Beneficiary or any person designated by the latter may confer any power with or without the right of substitution, to any person of its choice, to proceed with any registration or other formalities, as well as implementing any measures for the executions of the rights arising from this Pledge of the Pledged Goodwill.

9.	Mandate
9.1

The Pledgor here by appoints, in order to ensure the full performance of its obligations under this deed, the Beneficiary and any person appointed by the Beneficiary under the terms of this deed, as representative acting jointly and severally and in its name and on its behalf, to sign and carry out all formalities and steps which the Pledgor is obliged to carry out under this Agreement, which it will do in accordance with the commitments and provisions contained in this Agreement.

9.2

It is specified that before carrying out such actions by virtue of the mandate provided for in this article 10, the Beneficiary must inform the Pledgor, which may oppose the performance of such actions for valid reasons.

10.	Successors and beneficiaries
10.1

All rights, privileges, use and options granted to the Beneficiary under this Agreement will benefit its assignees, successors and/or beneficiaries and all terms, conditions, declarations, guarantees, promises and commitments contained in this Agreement bind the Pledgor and its assignees, successors and/or beneficiaries.

10.2

It is expressly agreed that the Pledgor may not assign or transfer to any third parties, through novation or in any manner whatsoever, its rights and obligations as arising out of this Agreement without the prior written consent of the Beneficiary, and that the Beneficiary is authorised to sell and delegate its rights and obligations arising from this Agreement to any third party.

10.3

The Parties agree that in the event of the assignment or transfer by the Beneficiary of all or some of its rights and obligations under the Issue Documents, to any person (hereinafter referred to as the “Assignee”) through novation or in any other manner, the Pledgor and the Beneficiary agree that the benefit of the security created by the Agreement will be assigned and maintained for the benefit of the Assignee.

11.	Charges

Subject to the stipulations of the Issue Agreement and the Framework Agreement on the cap on the assumption by the Pledgor of reasonable costs and expenses incurred (in accordance with the provisions of article 9 of the Framework Agreement) and on the exclusion of the indirect damage which they provide for, the Pledgor undertakes, if necessary, at the request of the Beneficiary, to indemnify the Beneficiary for all reasonable expenses and costs, including legal fees and expenses, and all charges, taxes, fees or registration fees, associated (i) with the performance of this Agreement, (ii) for the execution of the formalities related to the constitution, renewal and release of the Pledge, and (iii) with the protection, preservation or exercise of the rights of the Beneficiary in terms of the Pledge.

12.	Declaration - Registration
12.1	In accordance with the provisions of French law currently in force, this Agreement must be registered with the Tax Revenue.
12.2

Pursuant to Article L. 142-3 of the French commercial code, within thirty (30) days of the signature of this Agreement, a first-rank entry of the Pledge of the Pledged Goodwill will be taken at the behest of the Beneficiary before the Clerk of the Commercial Court of Paris for a sum, in principal, of ten million euros (10.000.000 EUR).

12.3	The holder of an original of this Agreement is hereby granted all the powers necessary for completing the formalities of the registration and enrolment of the Pledge of the Pledged Goodwill.
13.	Term and release
13.1

This Agreement shall come into force on the date of its signature by the Parties and will continue to produce all its effects throughout the Warranty Period, it being indicated that the Pledge is registered with the Clerk of the Commercial Court of Paris for the term provided for by the provisions of Article L. 143-19 of the French commercial code.

13.2

The Pledgor undertakes to renew the registration of this Pledge (for a redefined amount - deducting the repayments made) if, at the end of the registration provided for in the article 13.1 above, any one of the Secured Obligations remains unpaid, is not executed or paid and the Pledgor agrees, in the common interests of the parties, to renew this registration and give the Beneficiary an irrevocable mandate and power to sign any deeds and documents and carry out all the formalities required for this purpose.

13.3

At the end of the Warranty Period, and upon receipt of a written request by the Pledgor requesting a written confirmation that the Warranty Period has ended, the Beneficiary shall sign, at the expense of the Pledgor, an act of release thus releasing the Pledgor from all its obligations and liabilities arising out of this Agreement.

13.4	Notwithstanding the foregoing:

In the event that the Pledgor shall obtain a marketing authorization (conditional or other authorizations) from the EMA (Europen Medicines Agency) for the product Sarconeos (BIO101) for the indication COVID-19, the Beneficiary undertakes to grant a release of the Pledge with respect to the resulting marketing authorization and any other assets that may be required for the use of this authorization in the European Union from the date of issuance of said authorization.

Similarly, in the event that the Pledgor shall obtain emergency use authorization or other authorization from the FDA (U.S. Food and Drug Administration) for Sarconeos (BIO101) for the COVID-19 indication, the

Beneficiary undertakes to grant a release of the Pledge with respect to the resulting marketing authorization and any other assets that may be required for the use of such authorization in the United States of America from the date of issuance of said authorization.

In the event that the relevant marketing authorization shall expire or is revoked, the Pledgor undertakes to immediately take all necessary steps and execute all deeds necessary to the reinstatement of the Pledge in accordance with its terms prior to release. The Pledgor shall also refrain from granting any pledge or any other license on the industrial property rights or any other asset to any third party during this period.

In the event that the Pledgor shall conclude any other agreement with any third party involving development and/or research, whether joint or not, relating to intellectual property rights associated with the Sarconeos (BIO101) product or the Macuneos (BIO201) product, and whether or not involving an equity investment, immediately or in the future, the Beneficiary undertakes to discuss in good faith the possibility of a partial release of the Pledge, within the framework of a balanced consideration of the Pledgor's development needs and the protection of the Beneficiary's interests.

14.	Notices

All communications to be made pursuant to this Agreement must be carried out in conformity with Article 9 (Notices) of the Framework Agreement, as if said article was included in this Agreement, mutatis mutandis.

15.	The election of domicile

For the purposes of the registration of the pledge on the Pledged Goodwill in the Trade and Companies Register, the Beneficiary has elected domicile at the registered office of the Pledgor.

16.	Applicable law and jurisdiction
17.1	This Agreement and each document attached thereto are governed by French law and interpreted in accordance with said law.
17.2

The Parties hereby and irrevocably acknowledge the exclusive jurisdiction of the competent courts of Paris, as regards any action or proceeding arising out of this Agreement or relating to it or to all corresponding documents or deeds concluded in accordance with this Agreement.

/s/ Stanislas Veillet	/s/ Maurizio Petibon
Biophytis S.A.	Kreos Capital VI (UK) Ltd.
M. Stanislas Veillet Chief Executive Officer	M. Maurizio Petitbon Director

In the presence of:

/s/ Maurizio Petibon
Kreos Capital V (UK) Ltd.
M. Maurizio Petitbon Director

Appendix 1

Identification of commercial furniture, equipment and tool pledged at the date of this Agreement

None.

Appendix 2

Tenancy law

Appendix 3

The statement of pledges and liens